

November 28, 2011

Via E-mail
Mr. Lo Chung Mei
President and Chief Executive Officer
China United Insurance Service, Inc.
Building 4F,
Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan
PRC

> **Re: China United Insurance Service, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1/A**
> **Filed November 14, 2011**
> **File No. 333-174198**

Dear Mr. Lo:

We have reviewed your amended registration statement and response letter filed November 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1/A

Risk Factors
"If our contracts with insurance companies are terminated or changed…," page 15

1. In this risk factor and on pages 44 and 45, please update your disclosure regarding your top insurance company partners for the fiscal year ended June 30, 2011.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 39

2. With regard to previous comment 14, disclose when the $11,462 payments were made and what periods they relate to. Clarify the following disclosure from page 21 "Both of them have made temporary tax filing on a quarterly basis with a year-end adjustment on enterprise income tax prepaid" and what you mean by the phrase "For the avoidance of doubt" also on page 21.

Summary Compensation Table
Employment Agreements, page 55

3. You disclose that your employment agreements with Messrs. Lo and Hsu provide for performance targets with the total first year premium, which if such targets are not met, the agreements can be terminated by Henan Anhou and Sichuan Kangzhuang, respectively, without payment of the termination fee. Please expand your disclosure to disclose whether the relevant targets were met.

Certain Relationships and Related Transactions, page 58

4. We note that in this section you have disclosed various transactions and amounts as of June 30, 2010. Please update your disclosure for the fiscal year ended June 30, 2011.

Financial Statements, page F-1

5. Please include updated interim financial information as required by Rule 8-08 of Regulation S-X in your next amendment. In doing so, please also file an updated, signed consent from your independent auditors.

Report of Independent Registered Public Accounting Firm, page F-2

6. Please ask your auditor to clarify why its audit opinion includes reference to the audits of China United Insurance, Inc. and of Henan Law Anhou Insurance Agency Co., LTD. The financial statements that follow are those of the registrant, China United Insurance, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Mark E. Crone
        The Crone Law Group
        101 Montgomery Street, Suite 2650
        San Francisco, CA 94104